SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    __________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated May 4, 2005
2.	Press release dated May 5, 2005
3.	Press release dated May 9, 2005
4.	Press release dated May 10, 2005
5.	Press release dated May 11, 2005
6.	Press release dated May 12, 2005
7.	Press release dated May 12, 2005
8.	Press release dated May 12, 2005
9.	Press release dated May 13, 2005
10.	Press release dated May 13, 2005
11.	Press release dated May 13, 2005
12.	Press release dated May 17, 2005
13.	Press release dated May 17, 2005
14.	Press release dated May 27, 2005

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated:	June 27th, 2005	By:	/s/ ANNE C. SIDDELL

		Name:	Anne C. Siddell
		Title:	Group Company Secretary

Appendix 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

4 MAY 2005

12.	Total holding following this notification

28,839,562 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

8.58%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 4 MAY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	843,660
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	45,632
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
Bank of New York Brussels	FIL	259,102
BNP Paribas, Paris	FIL	5,700
Brown Bros Harrimn Ltd Lux	FIL	8,852,960
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	10,200
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	328,295
Northern Trust London	FIL	36,256
National Astl Bk Melbourne	FIL	67,260
State Str Bk and Tr Co Lndn	FIL	42,114
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	167,360
JP Morgan Bournemouth	FISL	7,259,795
State Street Bank and Trust Co	FMRCO	2,994
Bank of New York	FMTC	50,900
Brown Brothers Harriman and co	FMTC	455,671
CIBC Mellon trust	FMTC	91,551
JPMorgan Chase Bank	FMTC	177,337
Mellon Bank N.A.	FMTC	455,984
Northern Trust Co	FMTC	387,974
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,243,742
Bank of New York Brussels	FPM	1,305,350
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	212,115
Citibank London	FPM	243,700
Clydesdale Bank Plc	FPM	97,300
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	1,626,786
Mellon Bank	FPM	590,129
Midland Securities Services	FPM	105,729
Northern Trust London	FPM	2,457,024
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	814,390
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		28,839,562

Appendix 2.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Deutsche Bank AG and subsidiary companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

UNKNOWN

11.	Date company informed

5 MAY 2005

12.	Total holding following this notification

15,127,724 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

4.50%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
GROUP COMPANY SECRETARY

Date of notification: 5 MAY 2005

Registered Holder	No. of Shares

Deutsche Bank AG London – Proprietary Holding	15,127,724

Total	15,127,724

Appendix 3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

9 MAY 2005

12.	Total holding following this notification

24,835,385 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

7.38%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 9 MAY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	843,660
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	45,632
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
Bank of New York Brussels	FIL	259,102
BNP Paribas, Paris	FIL	5,700
Brown Bros Harrimn Ltd Lux	FIL	5,200,683
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	10,200
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	328,295
Northern Trust London	FIL	48,660
National Astl Bk Melbourne	FIL	36,256
State Str Bk and Tr Co Lndn	FIL	42,114
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	167,360
JP Morgan Bournemouth	FISL	7,201,695
State Street Bank and Trust Co	FMRCO	2,994
Bank of New York	FMTC	50,900
Brown Brothers Harriman and co	FMTC	455,671
CIBC Mellon trust	FMTC	91,551
JPMorgan Chase Bank	FMTC	177,337
Mellon Bank N.A.	FMTC	455,984
Northern Trust Co	FMTC	387,974
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,243,742
Bank of New York Brussels	FPM	1,305,350
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	212,115
Citibank London	FPM	243,700
Clydesdale Bank Plc	FPM	97,300
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	1,360,586
Mellon Bank	FPM	590,129
Midland Securities Services	FPM	105,729
Northern Trust London	FPM	2,442,424
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	819,990
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		24,835,385

Appendix 4.

For immediate release	10 May 2005

United Business Media acquisition of ABI Building Data

UBM plc has today announced the acquisition of ABI Building Data Limited (ABI), from EMAP plc for £12m plus an amount equal to the cash in the business.   In the calendar year 2004 ABI generated revenues of £5.5 million and EBITDA of £1.1 million.

ABI is a leading provider of construction sales and marketing information services serving the UK construction sector with sales leads, contact data, CRM software and marketing intelligence aimed primarily at construction contractors and material suppliers.   Established for over 60 years, ABI enjoys a strong reputation for gathering, processing and providing information on forthcoming construction projects and delivering quality subscription services.

ABI particularly complements the existing construction and property businesses within CMPi and will become part of CMPi’s Built Environment division.  This will allow ABI and the other businesses in the division to deliver enhanced offerings to professionals throughout the UK construction market.

UBM CEO David Levin said
“ABI represents an excellent “bolt on” opportunity for UBM, it allows us to consolidate our chosen markets, it meets our strict financial criteria and as such is a good fit with our continuing strategy.  We continue to look for more opportunities just like this one.”

CEO of CMPi, Bernard Gray said
“ABI represents a significant opportunity for CMPi to strengthen its information product offering to the construction industry and is complementary to our existing range of market leading products serving this sector – in particular the Barbour product range.  Increasing demand for project data will continue to drive growth in this business. The acquisition should be earnings-enhancing in its first full year.”

Notes to Editors:

CMP Information is the UK-headquartered professional media division of United Business Media plc.

Operating in the UK and Europe, CMPi provides creative business media solutions to around 15 industry sectors. Its products, including magazines, exhibitions, conferences, awards, directories and websites, are targeted at business professionals across a range of markets; these include Building & Property, Healthcare, Entertainment, Travel, Agriculture and Print.

Amongst its well-established brands are industry leading publications including  Building, Pulse, Travel Trade Gazette, Building Design, Property Week, Music Week, and Chemist & Druggist. CMPi also has a number of leading directories, compendiums and information services such as the Building Product Compendium, Benns Media, The Knowledge and the Professional Series. It also has a number of exhibitions recognised as the pre-eminent events in their respective market sectors. These include CPhI, FIE, The Interiors Event, ACPO, International Fire Expo and IFSEC.

CMPi’s magazines reach over 660,000 readers directly through subscription; newsstand and controlled circulation, while over 330,000 business professionals and marketers attend its exhibitions each year. CMPi has approximately 1,000 employees in the UK and Europe and in 2004, CMPi’s revenues totaled £159.3m and its profits were £33.6m.

www.abibuildingdata.com

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

11 MAY 2005

12.	Total holding following this notification

23,391,585 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

6.96%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 11 MAY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	843,660
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	45,632
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
Bank of New York Brussels	FIL	259,102
BNP Paribas, Paris	FIL	5,700
Brown Bros Harrimn Ltd Lux	FIL	3,888,983
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	10,200
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	328,295
Northern Trust London	FIL	41,960
National Astl Bk Melbourne	FIL	36,256
State Str Bk and Tr Co Lndn	FIL	42,114
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	167,360
JP Morgan Bournemouth	FISL	7,180,895
State Street Bank and Trust Co	FMRCO	2,994
Bank of New York	FMTC	50,900
Brown Brothers Harriman and co	FMTC	455,671
CIBC Mellon trust	FMTC	87,751
JPMorgan Chase Bank	FMTC	177,337
Mellon Bank N.A.	FMTC	455,984
Northern Trust Co	FMTC	387,974
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,243,742
Bank of New York Brussels	FPM	1,305,350
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	212,115
Citibank London	FPM	243,700
Clydesdale Bank Plc	FPM	97,300
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	1,264,986
Mellon Bank	FPM	590,129
Midland Securities Services	FPM	105,729
Northern Trust London	FPM	2,437,224
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	819,990
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		23,391,328

Appendix 6.

12th May 2005

Chairman’s Statement to the United Business Media plc AGM
Profits Broadly In Line, Strategy On Track

£300m Special Dividend With Share Consolidation

Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said:

“2005 has already seen significant changes for UBM, with a steady pipeline - over £60m to date - of earnings enhancing acquisitions, the £383m disposal of NOP World, the £35m disposal of UBM’s shareholding in SDN, a £32m settlement payment from Granada, and the appointment of a new CEO.

“David Levin has been enthusiastically taking up the reins of the Group as its new CEO - following the departure of Clive Hollick who leaves UBM having made an outstanding contribution in his 31 years at the head of the company.

“Profits from our continuing operations are broadly in line with the trends we indicated in February, albeit with revenue softening in March and April, partially offset by further cost savings.  UBM continues to achieve revenue growth in its exhibitions, particularly in Asia, and in its online operations; US news distribution also continues to show solid revenue growth; however print continues to face significant challenges, particularly in the classified titles but also in display titles.

“In this changing market, it is all the more important for us to renew our product ranges and evolve our existing products and UBM is moving ahead with our previously announced £5m to £10m programme of incremental new product investment.”

“UBM has bought market leading publishing businesses for around £60m so far this year – including medical trade press in France, specialised paper industry events and publications in Asia, specialist licensed trade publications and events in the UK and leading online developer websites in the US.

“The £383m NOP World disposal remains on track for completion at the end of May, with Hart-Scott-Rodino anti-trust clearances having been received and certain other  clearances still pending.  Conditional on completion, UBM intends to return £300m of the proceeds to shareholders – all of it by way of a special dividend of approximately 90p per share.  In order to maintain comparability of the UBM share price and earnings and dividend per share before and after the payment of the special dividend, the Board intends to seek shareholder approval to implement a consolidation of UBM’s issued ordinary share capital.   A circular will be posted to shareholders with details of the proposed return of funds and to convene the necessary EGM in due course.  Subject to the timing of completion of the NOP World disposal and to shareholder approval at the necessary EGM, the special dividend and consolidation should be completed by the end of June.  Detailed documentation on the special dividend and consolidation process will be issued following completion of the NOP World sale.  Today we are also seeking the renewal of authority to buyback 10 per cent of our own shares.”

New CEO David Levin today added:

“It’s great to be on board and getting stuck in.  I’m delighted with the handover I have received from Clive and Malcolm Wall and have been pleased by the depth of preparation for the transition from the organisation.

“I have reorganised the management of the businesses to align the structure of UBM’s management and UBM’s cost base with the geographical needs of customers and their marketplaces, as well as to address the issue of performance at UAP.   We continue to look for “bolt on” opportunities to consolidate our chosen markets and the acquisition of ABI was a good fit with our continuing strategy.

“UBM is an increasingly focused provider of B2B information services worldwide, its businesses operate across rapidly evolving publishing, events and other media platforms, in a wide range of industry sectors.  We intend to build on the strength of these market leading positions and brands and to ensure UBM is ever closer to its customer base.”

Detailed Notes:

Changes to UBM Management Structures
Bernard Gray, CEO of CMPi (UK and continental Europe), has now also become CEO of United Advertising Publications UAP (including Exchange & Mart and Dalton’s Weekly). Gary Marshall, CEO of CMP Media, has taken on responsibility for those CMPi businesses which operated in the USA (notably the enthusiast Music and Entertainment titles), these have now been brought into CMP Media.  Charles Gregson takes on the CEO role at PR Newswire.

UBM’s next scheduled trading information point
Is its regular pre close season update on 21st June 2005.

IFRS
UBM will produce its 2005 interim accounts on an IFRS basis – with a reconciliation to UK GAAP.   In advance of the 2005 interim results UBM will provide 2004 interims results restated on a comparable IFRS basis.

-Ends-

For further information please call:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive, financial services and property industries.  UBM offers services in news distribution, publishing and events to customers across the globe.  Its brands include PR Newswire, the world’s leading corporate news distribution service and CMP, the B2B media and exhibition group operating in high tech, healthcare, property, entertainment, jewellery & fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 7.

For immediate release	12 May 2005

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics: Quarter 1 2005

Summary

Quarter 1 2005

The market decreased by 5.6% compared to the year to March 2004.  CMP’s continuing titles, in the year to March 2005, recorded a 4.2% decrease in advertising page volumes against the year to March 2004.

Market share of CMP Media’s continuing titles year to date was 26.9% up from 26.5% in the prior year period.

Trailing twelve months to March 2005

The market decreased by 5.2% in advertising page volumes in the twelve months ended March 2005 compared to the twelve months ended March 2004.  CMP Media’s continuing High Tech publications recorded a 3.2% decrease in the same period.

NOTE: In February UBM announced that due to the progressive decline in the significance of this indicator since its initial publication in 2001 UBM would publish this analysis quarterly  rather than monthly  as previously.   Since February investors have indicated that these statistics have become of such diminished relevance for UBM’s overall performance that they would prefer it if they were not published at all.  Accordingly this will be the last issuance of these statistics.

MARKET SEGMENT – ADVERTISING PAGE VOLUMES

QUARTER 1 2005

	2005 Pages	2004 Pages	Change 04 vs 03%	2005 Market Share %	2004 Market Share %

CMP Media
Continuing	3,791	3,959	-4.2%	26.9%	26.5%
Discontinued	0	63		0.0%	0.4%

CMP Media Total	3,791	4,022	-5.7%	26.9%	26.9%

Whole Market
Continuing	14,108	14,887	-5.2%	100.0%	99.6%

B2B Tech Publications	12,974	13,538	-4.2%	92.0%	90.6%
General Business	1,134	1,349	-15.9%	8.0%	9.0%

Discontinued	0	63		0.0%	0.4%

Total Market	14,108	14,950	-5.6%	100.0%	100.0%

MAJOR CMP TITLES

	Quarter 1 2005

	+/- Pages	% Change

Information Week	-111.5	-17.9
EE Times	-91.1	-12.6
Dr Dobb’s	-8.4	-6.9
Network Computing	-20.9	-7.1
Network Magazine	-6.5	-5.8
CRN	-31.1	-5.9
VAR Business	-49.5	-14.7

TWELVE MONTHS to Date

	2005 Pages	2004 Pages	Change %	2005 Market Share %	2004 Market Share %

CMP Media
Continuing	17,598	18,173	-3.2%	26.8%	26.3%
Discontinued	162	1,507		0.2%	2.2%

CMP Media Total	17,760	19,680	-9.8%	27.0%	28.5%

Whole Market
Continuing	65,402	67,541	-3.2%	99.8%	97.7%

B2B Tech Publications	58,872	60,587	-2.8%	89.8%	87.6%
General Business	6,530	6,954	-6.1%	10.0%	10.1%

Discontinued	162	1,606		0.2%	2.3%

Total Market	65,564	69,147	-5.2%	100.0%	100.0%

Source - IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum -- the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor.  The basis of compilation includes:

-	pages are hand counted
-	supplement ads are counted if in over 50% of circulation
-	house ads are not counted
-	inserts are counted if bound in publication
-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 8.

UNITED BUSINESS MEDIA plc – ANNUAL GENERAL MEETING 12 MAY 2005

At the annual general meeting of United Business Media plc held on 12 May 2005, all resolutions put to shareholders were duly passed with the exception of Resolution No. 2, to approve the directors’ remuneration report.

Voting was conducted by poll and the final proxy votes received in respect of each resolution put to the meeting are as set out below:-

	Votes for (including votes to be cast at chairman’s discretion)	Votes against	Votes Withheld

Receipt of report and accounts	233,315,190	278,277	26,642,744
Directors’ remuneration report	33,248,288	200,659,767	26,328,156
Declaration of final dividend	258,473,002	0	1,763,209
Elect Christopher Hyman	249,961,612	8,498,639	1,775,960
Elect Sandy Leitch	258,325,379	135,655	1,775,177
Elect David Levin	258,106,000	351,470	1,778,741
Re-elect Charles Gregson	257,391,096	1,070,990	1,774,125
Re-elect Nigel Wilson	258,044,802	417,284	1,774,125
Re-elect Jonathan Newcomb	258,352,659	109,756	1,773,796
Re-elect Chris Powell	210,559,089	47,583,987	2,093,135
Re-appointment of auditors	254,064,701	1,334,225	4,837,285
Authority to purchase ordinary shares	258,375,137	93,739	1,767,335
Authority to purchase B shares	258,124,938	91,629	2,019,644

	Votes for (including votes to be cast at chairman’s discretion)	Votes against	Votes Withheld

Share allotment authority	258,271,477	193,598	1,771,136
Waiver of pre-emption rights	258,070,370	2,045,483	120,358
Amend Articles of Association	246,274,456	11,012,314	2,949,441
EU political donations	254,253,528	3,043,550	2,939,133

The number of ordinary shares in issue at 12 May 2005 was 336,299,015.   Proxy votes were received in respect of 260,236,211 shares, representing approximately 77.38% of issued equity.

Anne Siddell
Company Secretary

Appendix 9.

United Business Media plc

Director’s retirement

Following the announcements made on 3 September 2004 and 16 December 2004, Clive Hollick resigned as a director of United Business Media plc at the conclusion of the Company’s Annual General Meeting yesterday (12 May 2005). David Levin succeeded Clive Hollick as Chief Executive on 5 April 2005.

Anne Siddell
Company Secretary

Appendix 10.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

11 MAY 2005

11.	Date company informed

13 MAY 2005

12.	Total holding following this notification

13,413,599 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.99%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 13 May 2005

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	4,156,922
Chase GA Group Nominees Limited	5,400,273
CUIM Nominee Limited	3,856,404

TOTAL	13,413,599

Appendix 11.

13 May 2005

DIRECTOR’S SHAREHOLDING

The Company has been notified today of the following dealing in its ordinary shares of 25p by Chief Executive Officer, David Levin:

The acquisition of 7,000 shares today 13 May 2005 at 483.95p per share.

As a result of this dealing Mr Levin’s overall beneficial shareholding is 7,000 United shares, representing 0.002% of issued ordinary shares.

Anne Siddell
Group Company Secretary

Appendix 12.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

17 MAY 2005

12.	Total holding following this notification

19,241,499 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

5.72%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL
COMPANY SECRETARY

Date of notification: 17 MAY 2005

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	843,660
JP Morgan, Bournemouth	FII	143,100
Master Trust Bank of Japan	FIJ	41,549
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Toko	FIJ	12,547
Bank of New York Brussels	FIL	252,402
BNP Paribas, Paris	FIL	6,200
Brown Bros Harrimn Ltd Lux	FIL	263,541
Chase Manhttn Bk Ag Frnkfrt	FIL	128,062
Citibank NA, Hong Kong	FIL	10,200
ING Luxembourg	FIL	10,498
JP Morgan , Bournemouth	FIL	328,295
Northern Trust London	FIL	23,460
National Astl Bk Melbourne	FIL	36,256
State Str Bk and Tr Co Lndn	FIL	42,114
State Street Bank Australia	FIL	142,387
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East Hk	FIM HK	167,360
JP Morgan Bournemouth	FISL	7,103,243
State Street Bank and Trust Co	FMRCO	2,994
Bank of New York	FMTC	50,900
Brown Brothers Harriman and co	FMTC	479,171
CIBC Mellon trust	FMTC	87,751
JPMorgan Chase Bank	FMTC	177,337
Mellon Bank N.A.	FMTC	455,984
Northern Trust Co	FMTC	387,974
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,247,842
Bank of New York Brussels	FPM	1,280,650
Bank of New York Europe Ldn	FPM	51,900
Bankers Trust London	FPM	201,015
Citibank London	FPM	234,200
Clydesdale Bank Plc	FPM	94,800
HSBC Bank plc	FPM	48,100
JP Morgan Bournemouth	FPM	974,777
Mellon Bank	FPM	565,429
Midland Securities Services	FPM	100,929
Northern Trust London	FPM	2,373,024
Societe Generale	FPM	16,800
State Str Bk and Tr Co Ldn	FPM	805,890
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		19,241,499

Appendix 13.

17 May 2005

DIRECTOR’S SHAREHOLDING

United Business Media plc has today been notified of the following dealing in its ordinary shares of 25p by an executive director, Charles Gregson:

The sale of 120,000 shares on 13th May 2005 at a price of 482.75 pence per share.

As a result of this dealing, Mr Gregson’s overall beneficial shareholding is 329,431 ordinary shares representing 0.098% of issued ordinary shares.

Anne Siddell
Group Company Secretary

Appendix 14.

27 May 2005

DIRECTOR’S SHAREHOLDING

United Business Media plc has today been notified of the following dealing in its ordinary shares of 25p by an executive director, Charles Gregson:

The acquisition of 50 shares at 4.8839 per share – representing the automatic reinvestment of dividend by PEP Manager.

The dealing took place on 26 May 2005.

As a result of this dealing, Mr Gregson’s overall beneficial shareholding is 329,481 ordinary shares representing 0.098% of issued ordinary shares.

Anne Siddell
Group Company Secretary